UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: May 13, 2005	By:	/s/ P.T. OSBORNE Philip T. Osborne Company Secretary

2

Press Release

Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

YEAR ENDED MARCH 31, 2005 AND PROPOSED DIVIDENDS

Belize City, Belize, May 13, 2005 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) (“Carlisle”) reported revenue of $345.3m (2004 — $327.2m) and net income from continuing operations of $2.6m (2004 — $9.8m) for the quarter ended March 31, 2005, the fourth quarter of fiscal 2005. Diluted earnings per share from continuing operations for the quarter ended March 31, 2005 was $0.04 (2004 — $0.16).

For the year ended March 31, 2005, revenue was $1,380.0m (2004 — $1,225.6m) and income from continuing operations was $34.0m (2004 — $34.6m). Diluted earnings per share from continuing operations for the year ended March 31, 2005 was $0.56 (2004 — $0.57).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“In the fourth quarter, a number of exceptional items totaling $8.1m were incurred including higher labor related costs in the Facilities Services division of approximately $4.4m which arose principally from the obligation to strengthen long-term insurance reserves. The Staffing Services division incurred $2.3m of one-time redundancy and reorganization costs on completion of the integration of Professional Staff and at the corporate level there was a one-time legal and professional charge of $1.4m. These factors have adversely impacted operating results in the fourth quarter and are not expected to recur.

“OneSource continues its good track record on customer retention and new business development is bringing in new opportunities. Management remains firmly focused on providing high-quality and cost-effective solutions to clients.

‘UK Facilities Services performed well on both new business wins and customer retention.

“The Staffing Services division continues to build its business base and organic year-on-year revenue growth was robust. With the costs and distraction of the integration now behind it, the division anticipates seeing benefits materializing in the coming year.

“Our markets are competitive and management is committed to providing the highest levels of service to retain customers and maintain the integrity of our brands. While efficiency has improved in all divisions, controlling costs remains a priority in softening macro economic conditions.”

Fourth Quarter Operational Review

Facilities Services

The Facilities Services division reported an operating loss, after the labor related costs of $4.4m, for the quarter ended March 31, 2005 of $2.0m (2004 — operating income $1.8m) on revenues of $232.0m (2004 — $229.2m). Operating income for the year ended March 31, 2005 amounted to $6.7m (2004 — $7.0m) on revenues of $943.5m (2004 — $904.4m).

OneSource met revenue expectations and key operational measurements for the fourth quarter and full fiscal year 2005. Continued success in competitive rebid situations, business development efforts and focused client services programs have resulted in a strong revenue run rate.

During the fourth quarter however, OneSource was obligated to strengthen certain insurance related reserves, and resolved certain specific historic liabilities, including and mainly related to the actuarial calculation of workers’ compensation and other liabilities.

Management maintains a strong focus in the key areas of customer retention, operating efficiencies and overall cost control. OneSource continues to distinguish its service offering through total cost management solutions for outsourced services and continued improvements through strategic efficiency initiatives which drive more value into our client relationships.

UK Facilities Services achieved solid year-on-year revenue growth, driven by good performance in all operations. Customer retention has continued to improve in the markets for both Cleaning Services and Security Services. Additional business has been added with London Underground and contract gains in the Transport sector cleaning business have progressed smoothly. The security business continues to face increased costs from more onerous licensing regulations. A recent joint venture arrangement entered into by the Ireland security operation will add revenues to a fixed cost base and this is expected to improve performance there in the year ahead. Management’s priorities for the coming year remain fixed on efficiency improvement, customer retention and profitable growth.

Staffing Services

Carlisle Staffing Services reported revenue of $113.3m for the quarter ended March 31, 2005 (2004 — $98.0m). Operating loss for the quarter ended March 31, 2005 amounted to $1.6m (2004 — operating income $0.9m) after one-time charges in the quarter of $2.3m (2004 — $ nil). Operating income for the year ended March 31, 2005 amounted to $2.0m (2004 — $2.9m) on revenues of $436.5m (2004 — $321.2m).

Revenue in the year ended March 31, 2005 benefited from a full twelve month contribution from Professional Staff compared with only a nine month contribution in the period ended March 31, 2004 (see notes to consolidated financial information). The improving market for Technology and Telecoms staffing has also driven recent growth.

During the fourth quarter the Division incurred $2.3m in one-time charges, principally severance payments, resulting from the completion of the integration of Professional Staff into the Staffing Services division. Further improvements to the business are anticipated as greater efficiencies are progressively achieved within the enlarged operation. Enhancing productivity and cost effective support for the combined operation is a high priority.

The platform for continued growth in the coming year is taking shape and the Division remains well positioned across a broad range of markets. The key markets for Office, Technology/Telecoms and Pharmaceutical/Scientific staffing have been clearly targeted and it is expected to further develop the brands in these sectors while providing cost effective support to the combined operation.

Financial Services

Financial Services reported another solid performance for the quarter ended March 31, 2005. Operating income increased by 1.2% to $8.5m (2004 — $8.4m).

For the year ended March 31, 2005, operating income increased by 3.3% to $30.9m (2004 — $29.9). The results for the year reflect a 2.7% increase in net interest income.

Proposed Dividend

Following the successful completion of the investment by Seashell Group Limited in Wraith plc, the directors of Carlisle announce a dividend which, subject to fulfilment of the condition described below, it intends will be payable to all holders of those Carlisle shares which are entitled to receive dividends at 4:30pm New York Time on May 27, 2005, the record date for the dividend. This dividend will be satisfied by the transfer to qualifying holders of Carlisle shares of Carlisle’s entire shareholding in:

(i)	its wholly-owned subsidiary Seashell II Limited (“Seashell II”); and
(ii)	its wholly-owned subsidiary Bombshell Limited (“Bombshell”).

It is intended that Seashell II and Bombshell will broadly seek to replicate the strategy followed by Seashell Group Limited and seek investment opportunities, as described further below.

Seashell II and Bombshell are companies incorporated in Belize under the International Business Companies Act each with an issued share capital of £3.2m (being the sterling equivalent at close of business UK time as quoted by Bloomberg on May 12, 2005 of US$6.0m), divided in each case into 6,433,454 shares of fifty pence each.

Accordingly and except as provided below, a holder of Carlisle shares on the record date will receive approximately 1.0704 shares in each of Seashell II and Bombshell for each 10 shares in Carlisle held by him. Exact entitlements will be calculated by reference to the number of Carlisle shares entitled to receive dividends at 4:30pm New York Time on May 27, 2005.

Carlisle shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States), shall not receive shares in either Seashell II or Bombshell and shall receive cash in US$ for each Carlisle share registered in his name. The shares in each of Seashell II and Bombshell which such Carlisle shareholders would otherwise have received shall be sold to placees procured by Carlisle and each such shareholder shall receive cash in US$ of approximately $0.09983 for every Carlisle share registered in his name.

In addition, Carlisle shareholders who, if Seashell II shares and Bombshell shares were to be transferred to such shareholders, would receive fewer than 10 Seashell II shares and 10 Bombshell shares, shall not receive shares in either Seashell II or Bombshell and shall receive cash in US$ of approximately $0.09983, with the exception of UK shareholders who will receive cash in UK£ of approximately £0.0535 for each Carlisle share registered in his name for each of Seashell II and Bombshell. The shares in each of Seashell II and Bombshell which such Carlisle shareholders would otherwise have received shall be sold to placees procured by Carlisle.

Application will be made for the admission of the shares in each of Seashell II and Bombshell to trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) and the payment of the dividend is conditional on admission of the shares in each of Seashell II and Bombshell to AIM. The directors of each of Seashell II and Bombshell include Lord Ashcroft, KCMG, Mr David Hammond and Mr Philip Osborne, all officers of Carlisle. Following its admission to AIM, each of Seashell II and Bombshell will seek to invest in either a publicly traded or private company, including businesses with good strategic plans founded by entrepreneurs who are looking for financial backing. By influencing the management and direction of the entity in which the investments are made, it is intended to create value for the shareholders of each of Seashell II and Bombshell. No such investments have yet been identified.

Carlisle shareholders will shortly be sent a letter explaining the proposed dividends including details of their entitlements, and Carlisle shareholders who will receive shares in each of Seashell II and Bombshell will also be sent the Seashell II admission document and the Bombshell admission document produced in connection with their respective proposed application for admission to AIM. These documents will be despatched to shareholders on the register on the record date. The shares in each of Seashell II and Bombshell are expected to be admitted to trading on or around June 22, 2005 and shareholders will receive their shares in each of Seashell II and Bombshell or their cash entitlement shortly thereafter.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 80 locations with a weekly temporary/contractor base of over 9,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in submissions by Carlisle Holdings Limited with the United States Securities and Exchange Commission, (the SEC), which are available without charge from the SEC at www.sec.gov.

For further information contact:

Makinson Cowell	Carlisle Group
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended March 31, 2005	3 months ended March 31, 2004	12 months ended March 31, 2005	12 months ended March 31, 2004
Net sales
Facilities Services	232.0	229.2	943.5	904.4
Staffing Services	113.3	98.0	436.5	321.2

Total net sales	345.3	327.2	1,380.0	1,225.6

Operating income (loss)
Facilities Services	(2.0)	1.8	6.7	7.0
Staffing Services	(1.6)	0.9	2.0	2.9
Financial Services	8.5	8.4	30.9	29.9
Corporate expense	(2.5)	(1.4)	(6.0)	(4.7)

Total operating income	2.4	9.7	33.6	35.1

Associates	1.7	1.1	5.3	4.2
Net interest expense	(0.6)	(0.1)	(1.9)	(3.0)

Income before income taxes	3.5	10.7	37.0	36.3
Income taxes	(0.3)	(0.4)	(1.0)	(0.9)

Income after income taxes	3.2	10.3	36.0	35.4
Minority interests	(0.6)	(0.5)	(2.0)	(0.8)

Income from continuing operations	2.6	9.8	34.0	34.6
Income from discontinued operations	—	5.3	—	9.7

Net income	2.6	15.1	34.0	44.3

Earnings per ordinary share:
Basic:
Continuing operations	$0.04	$0.16	$0.56	$0.58
Discontinued operations	—	$0.09	—	$0.16
Net income	$0.04	$0.25	$0.56	$0.74

Diluted:
Continuing operations	$0.04	$0.16	$0.56	$0.57
Discontinued operations	—	$0.09	—	$0.16
Net income	$0.04	$0.25	$0.56	$0.73

Number of shares – basic	60.2m	60.1m	60.3m	59.9m
Number of shares – diluted	60.7m	60.6m	60.8m	60.3m

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Balance Sheet (unaudited)

At March 31	2005 $m	2004 $m
Assets
Service Businesses current assets:
Cash and cash equivalents	19.9	31.3
Trade accounts receivable - net	170.8	167.6
Other current assets	28.8	29.9

Total Service Businesses current assets	219.5	228.8
Goodwill - net	400.4	397.7
Other long-term assets	118.1	111.6

Total Service Businesses assets	738.0	738.1
Total Financial Services assets	461.3	397.0

Total assets	1,199.3	1,135.1

Liabilities and shareholders’ equity
Service Businesses current liabilities:

Short-term debt	46.2	49.6
Other current liabilities	147.1	141.3

Total Service Businesses current liabilities	193.3	190.9
Total Service Businesses long-term liabilities	65.9	69.2

Total Service Businesses liabilities	259.2	260.1
Total Financial Services liabilities	364.7	329.8
Total liabilities	623.9	589.9
Total shareholders’ equity	575.4	545.2

Total liabilities and shareholders’ equity	1,199.3	1,135.1

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Cash Flows (unaudited)

Year ended March 31	2005 $m	2004 $m
Cash flows from operating activities

Net income	34.0	44.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12.0	23.6
Gain on disposal of discontinued operations	—	(4.7)
Other	(1.2)	11.2
Changes in assets and liabilities	(9.4)	(12.8)

Net cash provided by operating activities	35.4	61.6

Cash flows from investing activities
Purchase of property plant and equipment (net of disposals)	(11.8)	(17.7)
Disposal of discontinued operations	—	48.1
(Increase) decrease in interest-bearing deposits	(25.7)	12.3
Increase in loans to customers	(33.5)	(39.3)
Acquisition of businesses	—	(9.3)

Net cash utilized by investing activities	(71.0)	(5.9)

Cash flows from financing activities
Net proceeds (repayment) of short-term and long-term debt	2.3	(9.6)
Increase in deposits	35.1	15.0
Increase in restricted cash deposits	(0.8)	(46.6)
Dividends	(9.3)	—
Other	0.8	0.4

Net cash provided (utilized) by financing activities	28.1	(40.8)

Currency translation adjustments	0.1	(0.1)
Net change in cash, cash equivalents and due from banks	(7.5)	14.8
Cash, cash equivalent and due from banks at beginning of year	54.2	39.4

Cash, cash equivalent and due from banks at end of year	46.8	54.2

Notes:

In April 2004, the Company acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”). Ohsea is a holding company, incorporated in the United Kingdom, whose principle asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets.

The acquisition of Ohsea has been accounted for using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder in both Carlisle and Ohsea. This method of pooling of interests requires that the consolidated financial statements of Ohsea are pooled with those of the Company for all accounting periods reported, with a minority interest elimination for all periods where a non-controlling minority interest existed in the share capital of Ohsea. Ohsea acquired Professional Staff effective July 1, 2003 and consequently the consolidated statements of income of the Company include 100 percent of the results of Ohsea (together with an elimination of the appropriate minority interest) for the year ended March 31, 2005 and for the nine month period ended March 31, 2004. The summarized financial information as at March 31, 2004 and for the year then ended has, accordingly, been restated.

- Ends -